Exhibit 99.1

Warwick Valley Telephone Company Announces Completion of Acquisition of USA Datanet Assets

(Warwick, NY, April 30, 2009) Warwick Valley Telephone Company (Nasdaq: WWVY) (the “Company” “WVT”) announced today that on April 24, 2009 a subsidiary of the Company, WVT Business Communications, completed the acquisition of the hosted VoIP, conferencing and wholesale assets of USA Datanet of Syracuse, New York.  USA Datanet is a provider of business telecommunication services to a nationwide customer base. This is the first acquisition by the Company in over 80 years and provides significant new growth opportunities through the expansion of our service area and scope of product offerings. This acquisition is a step in the execution of our corporate strategy to expand our business beyond our regulated franchise area. WVT looks forward to providing customers in the expanded footprint with the same high level of customer service that the Company has been providing to customers for more than 100 years.

Warwick Valley Telephone Company is a full service telecommunications company operating in southern Orange County, N.Y. and portions of central New York and northwestern N.J. Through its subsidiaries and affiliated companies, Warwick Valley Telephone Company offers local, long distance, Internet and Video Services.

Contact:	Warwick Valley Telephone Co. Duane W. Albro President & CEO (845) 986-2100